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                                                                    EXHIBIT 99.1

                                 HOLLINGER INC.

        HOLLINGER INC. ANNOUNCES THAT ITS AUDITOR, KPMG LLP, HAS RESIGNED

     Toronto, Canada, December 23, 2003 -- Hollinger Inc. ("Hollinger") (TSX:
HLG.C; HLG.PR.B; HLG.PR.C) announced today that its auditor, KPMG LLP ("KPMG"), has resigned. The Board of Directors of Hollinger will endeavour to appoint a successor auditor as soon as possible.

     KPMG had previously advised Hollinger that KPMG would resign unless Hollinger took or announced remedial actions regarding changes to management acceptable to KPMG and comparable to those recently taken by Hollinger International Inc. The Board of Directors of Hollinger has proceeded diligently and responsibly to address the demands created by the issues that have recently come to light, including engaging an accounting firm to perform a special audit and retaining independent counsel to investigate the circumstances surrounding Hollinger's receipt of non-compete payments. The Board concluded that until it receives the results of the special audit and independent counsel investigation, making personnel changes of the type made by Hollinger International Inc. would be premature, unfair to the individuals concerned and legally unjustifiable.

     Hollinger also announces that Mr. Daniel Colson has resigned as a director and Vice-Chairman of Hollinger to devote his full attention to the affairs of Hollinger International Inc. Mr. Colson is the Vice-Chairman, Chief Operating Officer and a director of Hollinger International Inc. and Deputy Chairman and CEO of the Telegraph Group.

     On December 17, 2003, CanWest and The National Post Company issued a claim against Hollinger, Hollinger International Inc., The Ravelston Corporation Limited and Ravelston Management Inc. for approximately C$25 million plus interest in respect of an agreement made in 2001 to transfer to CanWest the remaining 50% interest in the National Post Partnership not owned by it. Although named as a defendant, Hollinger believes that the claim against it is without merit and intends to defend the claim vigorously.

     Hollinger's principal asset is its approximately 72.6% voting and 30.3% equity interest in Hollinger International. Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain, and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

For further information please call:

Peter Y. Atkinson
Executive Vice-President
Hollinger Inc.
Tel: (416) 363-8721

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